EXHIBIT 6.1(D.2)

112 FERC ¶ 62,102

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

Central Mississippi Generating Company, LLC                                                                                                                                                                                                     Docket No. EC05-101-000

Attala Transmission LLC

ORDER AUTHORIZING DISPOSITION OF

JURISDICTIONAL FACILITIES

(Issued August 2, 2005)

            On June 29, 2005, Central Mississippi Generating Company, LLC (Central Mississippi), and Attala Transmission LLC (Attala) (collectively, Applicants) filed an application pursuant to section 203 of the Federal Power Act (FPA)1 requesting Commission authorization for the disposition of jurisdictional facilities resulting from the  sale of jurisdictional interconnection facilities from Central Mississippi to Attala.

            Central Mississippi is a Delaware limited liability company that owns and operates the Attala Generating Facility, a 526 megawatt gas-fired generation facility in Attala County, Mississippi.  Central Mississippi membership interests are held by HSBC Bank USA, solely in its capacity as trustee,2 on behalf of 17 lenders that are primarily insurance companies and are not primarily engaged in energy-related business activities (Passive Owners).3  Central Mississippi's manager is R.W. Beck Plant Management, Ltd, (R.W. Beck), a Washington corporation.  Central Mississippi currently sells power from the Attala Generating Facility to Entergy Services, Inc. pursuant to a Capacity and Tolling Agreement.

            Attala, a Louisiana limited liability company, is a wholly-owned subsidiary of Cleco Midstream Resources LLC (Cleco Midstream), a Louisiana limited liability

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1 16 U.S.C. § 824b (2000).

2  The trustee is a financial institution which is not engaged in the production, sale or transmission of energy.

3  The Commission held that the Trustee and the Passive Owners are not public utilities subject to Commission jurisdiction under Section 201 of the FPA as a result of their ownership of interests in Central Mississippi.  See Central Mississippi Generating Company, LLC, 106 FERC ¶ 61,006 (2004).

Docket No. EC05-101-000                                                                                                          -2-

company which is, in turn, a wholly-owned subsidiary of Cleco Corporation (Cleco), a Louisiana corporation and an exempt intrastate public utility holding.  Attala was formed for the purpose of owning and operating the interconnection facilities.  Currently, Attala does not own nor operate facilities subject to the commission's jurisdiction and is not now a public utility under the FPA.  At the earlier of (1) the consummation of the proposed transaction or (2) the Commission's acceptance of the Interconnection and Service Charge Agreement (ISCA) between Attala and Entergy Mississippi Inc. (Entergy Mississippi), Attala will own facilities for transmission of electric energy in interstate commerce and, consequently, will become a public utility subject to Commission jurisdiction under the FPA.

            Pursuant to a Purchase and Sale Agreement between Central Mississippi and Attala, dated March 16, 2005, Central Mississippi will sell, convey, assign, transfer and deliver to Attala, and Attala will acquire the interconnection facilities from Central Mississippi.  Following the transaction, Attala will provide interconnection services to Entergy Mississippi pursuant to the terms of the ISCA and Entergy Mississippi will provide maintenance services to Attala pursuant to a Maintenance Agreement.

            Applicants state that the proposed transaction is consistent with the public interest and will have no adverse effect on competition, rates or regulation.  With respect to competition, Applicants state that Attala and its affiliates own no generation or transmission in the relevant market.  Applicants assert that because Central Mississippi and Attala do not have facilities or sell relevant products in common geographic markets, the proposed transaction will not eliminate a competitor.  Applicants note that neither Attala nor Central Mississippi or their affiliates own interstate natural gas pipeline operations.

            With respect to rates, the application explains that the sale of the interconnection facilities to Attala does not affect the price at which power from the Attala generating facility is sold.  In addition, Attala has filed with the Commission it's proposed monthly charge for the interconnection services it will provide Entergy Mississippi under the ISCA.  Applicants state that the proposed charge is based on Attala cost of providing the service.

            With respect to regulation, Applicants state that the proposed transaction does not result in the creation of a registered holding company.  Applicants note that the interconnection facilities will remain subject to the Commission's jurisdiction.  Further, Applicants state that once Attala becomes a public utility, it will be subject to regulation by the Commission with respect to the rates, terms and conditions for interconnection services.

            The filing was noticed on July 11, 2005, with comments, protests, or interventions due on or before July 20, 2005.  None were received.  Notices of intervention and

Docket No. EC05-101-000                                                                                                          -3-

unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. § 385.214).  Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

            After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

          (1)         The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

          (2)         The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission;

          (3)         Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

          (4)         The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

          (5)         If the transaction results in changes in the status or the upstream ownership of Applicants' affiliated Qualifying Facilities, if any, an appropriate filing for recertification pursuant to 18 C.F.R. § 292.207 shall be made;

          (6)         Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction; and

          (7)         Applicants shall notify the Commission within 10 days of the date that the disposition of the jurisdictional facilities has been consummated.

            This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West, under 18 C.F.R. § 375.307.  This order constitutes final agency action.  Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. § 385.713.

                                                                                                                                      Jamie L. Simler

                                                                                                                                      Director

                                                                                                                                      Division of Tariffs and Market Development - West